Exhibit 99.1

PGT Innovations Board of Directors Determines that Miter’s Unsolicited Proposal Would Reasonably Be Expected to Lead to a Superior Proposal

January 08, 2024 07:30 AM Eastern Standard Time

VENICE, Fla.--(BUSINESS WIRE)--PGT Innovations, Inc. (NYSE: PGTI) (“PGTI” or the “Company”), a national leader in premium windows and doors, today announced that its Board of Directors has unanimously determined that, while the unsolicited proposal from Miter Brands to acquire all outstanding shares of PGTI common stock for $41.50 per share in cash is not superior to PGTI’s definitive agreement to be acquired by Masonite International Corp (NYSE: DOOR) (“Masonite”), depending on the outcome of future negotiations, Miter’s proposal would reasonably be expected to lead to a superior proposal if Miter is able to improve several aspects of its proposed transaction.

As announced on December 18, 2023, PGTI entered into a definitive agreement to be acquired by Masonite for $41.00 per share, comprised of $33.50 in cash and 0.07353 shares of Masonite common stock,1 representing a premium of approximately 56.5% over the closing price of PGTI common stock of $26.20 per share on October 9, 2023.2

“While the PGTI Board of Directors believes the transaction with Masonite remains the best option to maximize value for our stockholders, the improved consideration and near-term value certainty in a potential all-cash transaction with Miter is worth exploring if Miter is able to adequately resolve several issues with its proposal,” said Jeffrey T. Jackson, President and Chief Executive Officer.

Topics PGTI Seeks to Address in Discussions with Miter

•	More value for PGTI stockholders:

○	Miter’s latest proposal provides an increase of only 1.2% in transaction consideration relative to the definitive agreement with Masonite as of December 15, 2023, and only a 4.5% increase relative to the Masonite transaction as of January 5, 2024;

○	The modest increase in transaction consideration in Miter’s proposal compares unfavorably to the more substantial average increase in consideration provided in typical topping bids; and

○	Further, the latest proposal would require PGTI stockholders to give up the considerable value upside potential in combining with Masonite to create a leading door and window solutions company with over $4 billion in revenue, $800 million of

EBITDA, robust free cash flow generation, a rapid deleveraging profile, and ~$100 million in annual synergies from the proposed transaction.

•	Stronger contractual protections to increase closing certainty:

○	Miter’s proposal presents additional closing risks as compared to the pending transaction with Masonite that renders the small incremental transaction consideration insufficient to compensate PGTI stockholders for such risk; Additional contractual protections are required to ensure any proposed transaction with Miter will actually be consummated and deliver superior value to PGTI stockholders; and

○	Miter’s proposal would require PGTI to pay an up-front termination fee of $84 million to Masonite – more than 2.5 times the value of the additional consideration in Miter’s proposal3 – that would not be reimbursed if a transaction with Miter fails to close.

Unlike most other topping bids, Miter has failed to offer to pay this fee on PGTI’s behalf which does not reflect the customary confidence of an interloper regarding the certainty of its proposed transaction closing.

Mr. Jackson concluded, “To be clear, we have not concluded that the proposed Miter transaction is superior to our binding transaction with Masonite, and we are not committed to a transaction with Miter. There are several key terms that would need to be negotiated satisfactorily before we would be in a position to recommend a Miter transaction over the Masonite transaction. Rather, we are planning to engage in discussions with Miter since we believe there is a reasonable basis for concluding that it would result in a superior proposal for PGTI stockholders.”

A summary of the steps PGTI and its Board of Directors have taken to maximize value for our stockholders, including in its negotiations with Miter, is included below.

Next Steps

The PGTI Board’s determination that the Miter proposal would reasonably be expected to lead to a superior proposal allows the two companies to negotiate improved terms of a binding acquisition proposal by Miter. If PGTI and Miter are able to negotiate a transaction on terms that the PGTI Board concludes is a superior proposal, Masonite would have the option, over a period of four business days, to offer to improve the terms of its existing merger agreement with PGTI.

Thereafter, if the PGTI Board determines that Miter’s offer is a superior proposal, after taking into consideration any improved terms offered by Masonite, only then would PGTI enter into an agreement with Miter and would there be an obligation to pay Masonite the termination fee. Until that time, the definitive agreement with Masonite remains binding and in full effect, and the PGTI Board reaffirms its existing recommendation of the transaction with Masonite.

Evercore is acting as exclusive financial advisor to PGTI, and Davis Polk & Wardwell LLP is acting as legal counsel to PGTI.

P GT Innovations Is Committed to Maximizing Stockholder Value

Transaction Process		Masonite Transaction Statistics
12	16	$3.0B	$41.00	~56%	11.1x
Counterparties	Proposals	Deal value[4]	Per Share[4]	Premium to	Deal Value/
Engaged	Received			Undisturbed	LTM EBITDA[4]
Share Price[4,5]

PGTI’s Board Engaged with Miter and Many Other Potential Buyers to Maximize Value for PGTI Stockholders

■	Over the past several months, we have engaged with 12 different potential strategic and financial counterparties, including Miter.

■	We received a total of 15 proposals with ever-increasing deal values, which culminated in the definitive agreement with Masonite for $41.00 per share. The 16th proposal we received was submitted by Miter on January 2, 2024.

■	In March 2023, we learned that Miter had accumulated a ~10% position in PGTI through common stock and derivatives – without paying a premium to PGTI’s stockholders.

■	We engaged in negotiations with Miter and received a total of 7 proposals from them (prior to their most recent proposal):

■	Their initial proposal in April 2023 was for $29.00 per share, and they subsequently made multiple proposals with incrementally higher prices;

■	We also entered into a confidentiality agreement with Miter and provided them with detailed due diligence.

■	On November 13, 2023, Miter delivered a proposal of $38.25 per share they characterized as its “best and final offer.”

■	We informed Miter’s management team that we were prepared to do a deal with Miter above their proposal, and Miter told us that as stockholders of PGTI that if PGTI received an offer for $40.00 per share we “should take it.”

■	Shortly thereafter, Masonite offered $40 per share, but conditioned their willingness to proceed on us entering into exclusivity which we did in reliance on Miter’s statements that their offer was its “best and final” and we “should take [a deal at $40 per share].”

■	On December 14, 2023, Miter unexpectedly delivered another proposal for $39.00 per share.

■	On December 18, 2023, PGTI announced a deal with Masonite for $41.00 per share.4

Recent Events

■	On January 2, 2024, Miter submitted a new proposal of $41.50 per share for the ~90% PGTI shares they don’t own.

■	The PGTI Board continues to be open to all paths to deliver maximum value to PGTI stockholders – and has concluded that the Miter proposal would reasonably be expected to lead to a superior proposal, if the parties are able to reach agreement on several improvements on price and contractual protections to improve deal certainty.

■	The PGTI Board has taken actions designed to maximize value for PGTI stockholders – and stands ready to engage with Miter to see if they can deliver a superior proposal.

About PGT Innovations, Inc.

PGT Innovations manufactures and supplies premium windows, doors, and garage doors. Its highly engineered and technically advanced products can withstand some of the toughest weather conditions on Earth and are revolutionizing the way people live by unifying indoor and outdoor living spaces. PGT Innovations creates value through deep customer relationships, understanding the unstated needs of the markets it serves, and a drive to develop category-defining products. Through its brands, PGT Innovations is also a leading manufacturer of impact-resistant windows and doors. The PGT Innovations family of brands include CGI®, PGT® Custom Windows and Doors, WinDoor®, Western Window Systems, Anlin Windows & Doors, Eze-Breeze®, Eco Window Systems, NewSouth Window Solutions, and Martin Door.

The company’s brands are a preferred choice of architects, builders, and homeowners throughout North America and the Caribbean. Their high-quality products are available in custom and standard sizes with massive dimensions that allow for unlimited design possibilities in residential, multi-family, and commercial projects. For additional information, visit http://www.pgtinnovations.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 (the “1933 Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these statements and other forward-looking statements in this document by words such as “may,” “will,” “should,” “can,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,”

“forecast,” “look,” “build,” “focus,” “create,” “work,” “continue,” “target,” “poised,” “advance,” “drive,” “aim,” “forecast,”

“approach,” “seek,” “schedule,” “position,” “pursue,” “progress,” “budget,” “outlook,” “trend,” “guidance,” “commit,” “on track,” “objective,” “goal,” “strategy,” “opportunity,” “ambitions,” “aspire” and similar expressions, and variations or negative of such terms or other variations thereof. Words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such statements regarding the transactions (including the Merger, as defined below) (the “Transaction”) contemplated by the Agreement and Plan of Merger, dated as of December 17, 2023 (the “Merger Agreement”), among PGT Innovations, Masonite International Corporation, a British Columbia corporation (“Masonite”), and Peach Acquisition, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Masonite (“Merger Sub”), pursuant to which Merger Sub will merge with and into PGT Innovations (the “Merger”), including the expected time period to consummate the Transaction, the anticipated benefits (including synergies) of the Transaction and integration and transition plans, opportunities, anticipated future performance, expected share buyback programs and expected dividends. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Masonite and PGT Innovations, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to, the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction; the ability to successfully integrate the businesses of the companies, including the risk that problems may arise in successfully integrating the such businesses, which may result in the combined company not operating as effectively and efficiently as expected; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the possibility that PGT Innovations’ stockholders may not approve the Transaction; the risk that the anticipated tax treatment of the Transaction is not obtained; the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the Transaction; the risk that any announcements relating to the Transaction could have adverse effects on the market price of Masonite’s or PGT Innovations’ common shares; the risk that the Transaction and its announcement could have an adverse effect on the parties’ business relationships and business generally, including the ability of Masonite and PGT Innovations to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers, and on their operating results and businesses generally; the risk of unforeseen or unknown liabilities; customer, shareholder, regulatory and other stakeholder approvals and support; the risk of unexpected future capital expenditures; the risk of potential litigation relating to the Transaction that could be instituted against Masonite and/or PGT Innovations or their respective directors and/or officers; the risk that the combined company may be unable to achieve cost-cutting or revenue synergies or it may take longer than expected to achieve those synergies; the risk that the combined company may not buy back shares; the risk associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the Transaction which are not waived or otherwise satisfactorily resolved; the risk of receipt of required Masonite Board of Directors’ authorizations to implement capital allocation strategies; the risk of rating agency actions and Masonite’s and PGT Innovations’ ability to access short- and long-term debt markets on a timely and affordable basis; the risk of various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, cybersecurity attacks, security threats and governmental response to them, and technological changes; the risks of labor disputes, changes in labor costs and labor difficulties; and the risks resulting from other effects of industry, market, economic, legal or legislative, political or regulatory conditions outside of Masonite’s or PGT Innovations’ control. All such factors are difficult to predict and are beyond our control, including those detailed in Masonite’s annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K that are available on Masonite’s website at https://www.masonite.com and on the website of the SEC (“Securities Exchange Commission”) at http://www.sec.gov, and those detailed in PGT Innovations’ annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K that are available on PGT Innovations’ website at

https://pgtinnovations.com and on the SEC website at http://www.sec.gov. PGT Innovations’ forward-looking statements are based on assumptions that PGT Innovations believes to be reasonable but that may not prove to be accurate. Other unpredictable factors or factors not discussed in this communication could also have material adverse effects on forward- looking statements. Neither Masonite nor PGT Innovations assumes an obligation to update any forward-looking statements, except as required by applicable law. These forward-looking statements speak only as of the date hereof.

Additional Information and Where to Find It

In connection with the Transaction, Masonite will file with the SEC a registration statement on Form S-4 to register the common shares of Masonite to be issued in connection with the Transaction. The registration statement will include a proxy statement of PGT Innovations that also constitutes a prospectus of Masonite. The definitive proxy statement/prospectus will be sent to the stockholders of PGT Innovations seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING MASONITE, PGT INNOVATIONS, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC by Masonite or PGT Innovations through the website maintained by the SEC at

http://www.sec.gov. Copies of the documents filed with the SEC by Masonite will be made available free of charge by accessing Masonite’s website at https://www.masonite.com or by contacting Masonite’s Investor Relations Department by phone at (813) 877-2726. Copies of documents filed with the SEC by PGT Innovations will be made available free of charge by accessing PGT Innovations’ website at https://pgtinnovations.com or by contacting PGT Innovations by submitting a message at https://ir.pgtinnovations.com/investor-contact or by mail at 1070 Technology Drive, North Venice, FL 34275.

Participants in the Solicitation

Masonite, PGT Innovations, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of PGT Innovations in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Masonite and PGT Innovations and other persons who may be deemed to be participants in the solicitation of stockholders of PGT Innovations in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about Masonite, the directors and executive officers of Masonite and their ownership of Masonite common shares is also set forth in the definitive proxy statement for Masonite’s 2023 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 29, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/893691/000119312523083032/d326829ddef14a.htm), and other documents subsequently filed by Masonite with the SEC. Information about the directors and executive officers of Masonite, their beneficial ownership of common shares of Masonite, and Masonite’s transactions with related parties is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” included in Masonite’s annual report on Form 10-K for the fiscal year ended January 1, 2023, which was filed with the SEC on February 28, 2023 (and which is available at

https://www.sec.gov/Archives/edgar/data/893691/000089369123000013/door-20230101.htm), in Masonite’s Current Report on Form 8-K filed with the SEC on May 12, 2023 (and which is available at https://www.sec.gov//Archives/edgar/data/893691/000089369123000037/door-20230511.htm), and in the sections entitled “Proposal 1: Election of Directors,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions” included in Masonite’s definitive proxy statement for Masonite’s 2023 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 29, 2023 and which is available at https://www.sec.gov/Archives/edgar/data/893691/000119312523083032/d326829ddef14a.htm).

Information about the directors and executive officers of PGT Innovations and their ownership of PGT Innovations common stock is also set forth in PGT Innovations’ definitive proxy statement in connection with its 2023 Annual Meeting of Stockholders, as filed with the SEC on April 28, 2023 (and which is available at

https://www.sec.gov/Archives/edgar/data/1354327/000119312523126009/d442491ddef14a.htm), PGT Innovations’ Current Report on Form 8-K filed with the SEC on July 3, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/1354327/000095010323009816/dp196528_8k.htm), and PGT Innovations’ Current Report on Form 8-K filed with the SEC on November 6, 2023 (and is available at https://www.sec.gov/Archives/edgar/data/1354327/000095010323016034/dp202537_8k.htm). Information about the directors and executive officers of PGT Innovations, their ownership of PGT Innovations common stock, and PGT Innovations’ transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in PGT Innovations’ annual report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 27, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/1354327/000095017023004543/pgti-20221231.htm), and in the sections entitled “Board Highlights” and “Security Ownership of Certain Beneficial Owners and Management” included in PGT Innovations’ definitive proxy statement in connection with its 2023 Annual Meeting of Stockholders, as filed with the SEC on April 28, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/1354327/000119312523126009/d442491ddef14a.htm). Additional information regarding the interests of such participants in the solicitation of proxies in respect of the Transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available These documents can be obtained free of charge from the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

1 Based on the closing price of Masonite and PGTI shares on December 15, 2023.

2 October 9, 2023, was the last trading day of PGTI’s common stock prior to public disclosure of a proposal to acquire PGTI.

3 Based on the transaction consideration in the definitive agreement with Masonite as of December 15, 2023.

4 Based on the trading price of Masonite’s stock of $102.00 on December 15, 2023.

5 Based on the trading price of PGTI’s stock of $26.20 on October 9, 2023, the last trading day of PGTI’s common stock prior to public disclosure of a proposal to acquire PGTI.

Contacts

Investor Relations:

Craig Henderson, 941-480-1600 Chief Financial Officer

CHenderson@PGTInnovations.com

Media Relations:

Stephanie Cz, 941-480-1600

Corporate Communications and PR Manager

SCz@PGTInnovations.com

FGS Global

PGTI@fgsglobal.com

212-687-8080